

National

Melbourne Major Client Group
Telephone: 03 8636 5600
Facsimile: 03 8636 5652

3 May 2005

CUSTOMER COPY

INTEGRATED FOREST PRODUCTS PTY LTD

Dear

Indicative Quotation – **Sale Hireback** *Our Reference No:* – **051180370A**

Thank you for the opportunity to provide an indicative quote for your equipment financing needs. Details are:

Description of Equipment:	Timber/Sawmilling Plant			
Quote Given Date:	28/04/2005		*Latest Settlement Date:*	02/06/2005
Supplier Tax Invoice Amount:	$	4,950,000.00	*Interest Rate:*	7.7999 %
***Less** Deposit or Trade In:*	$	0.00		
Amount Financed:	$	4,950,000.00	*Term:*	60 months
Balloon:	$	0.00	*Total Amount Repayable:*	$ 5,863,623.00

Instalments:

Instalments due: Monthly In Advance

Date	No	Period (months)	Base Instalment $	Gov't Charges $	GST $	Fee with each Instalment $	Gross Instalment $
May 2005	1	1	540,227.05	4,051.70	405.17	0.00	544,683.92
Jun 2005	8	1	90,227.05	676.70	67.67	0.00	90,971.42
Feb 2006	1	1	90,227.05	534.70	53.47	0.00	90,815.22
Mar 2006	50	1	90,227.05	0.00	0.00	0.00	90,227.05

Hire Establishment Fees Due at Settlement:

Type of Fee	Fee Amount $	GST on Fee $	Total Fee Inc GST $
Document Preparation Fee	350.00	35.00	385.00
Total Hire Establishment Fees Due at Settlement			385.00

This indicative quotation does not confer an offer by the bank nor a commitment on its part to the transaction. The quotation is valid for your acceptance until, 12/05/2005. After this date the details may change without notice.

Please contact the writer for any further assistance or variations to this indicative quotation. We will contact you soon to confirm that this indicative quotation meets your individual needs. We can then quickly arrange the necessary documentation, subject to satisfactory credit assessment, to enable you to enjoy the benefits of your investment decision as soon as possible.

Yours Faithfully

Ralph Farfalla
Relationship Manager